NISKA GAS STORAGE PARTNERS LLC
170 Radnor Chester Road, Suite 150
Radnor, PA 19087

Via EDGAR	January 23, 2015

Attention: Mara Ransom

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, DC  20549

Re:                             Request for Acceleration of Effectiveness of Registration Statement (the “Registration Statement”) on Form S-3 (File No. 333-200004) of Niska Gas Storage Partners LLC.

Ladies and Gentlemen:

On behalf of the Registrant, pursuant to Rule 461 promulgated under the Securities Act of 1933, we hereby request that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 2:00 p.m., Eastern Time, on Tuesday, January 27, 2015, or as soon thereafter as is practicable.

In addition, we acknowledge the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact either E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or James R. Brown of Vinson & Elkins L.L.P. at (713) 758-2495.

Very truly yours,

Niska Gas Storage Partners LLC

By:	/s/ Jason A. Dubchak
Name:	Jason A. Dubchak
Title:	Vice President, General Counsel & Corporate Secretary